Exhibit 10.5

PROMISSORY NOTE

$60,000,000.00   September 29, 2006
                                                                                                                                                                       Irvine, California

FOR VALUE RECEIVED, MAGUIRE PROPERTIES-3161 MICHELSON, LLC, a Delaware limited liability company, MAGUIRE PROPERTIES-PARK PLACE PS2, LLC, a Delaware limited liability company, and MAGUIRE PROPERTIES-PARK PLACE PS5, LLC, a Delaware limited liability company (individually and collectively, jointly and severally, "**Borrower**"), hereby promises to pay to CAPMARK BANK, A UTAH INDUSTRIAL BANK (the "**Lender**"), for account of its respective Applicable Lending Offices provided for by the Agreement referred to below, at the principal office of EUROHYPO AG, NEW YORK BRANCH, at 1114 Avenue of the Americas, 29th Floor, New York, New York 10036, the principal sum of Sixty Million and No/100 Dollars ($60,000,000.00) (or such lesser amount as shall equal the aggregate unpaid principal amount of the Loans made by the Lender to Borrower under the Agreement), in lawful money of the United States of America and in immediately available funds, on the dates and in the principal amounts provided in the Agreement, and to pay interest on the unpaid principal amount of each such Loan, at such office, in like money and funds, for the period commencing on the date of such Loan until such Loan shall be paid in full, at the rates per annum and on the dates provided in the Agreement.

The date, amount, Type, interest rate and duration of Interest Period (if applicable) of each Loan made by the Lender to Borrower, and each payment made on account of the principal thereof, shall be recorded by the Lender on its books and, prior to any transfer of this Note, endorsed by the Lender on the schedule attached hereto or any continuation thereof, provided that the failure of the Lender to make any such recordation or endorsement shall not affect the obligations of Borrower to make a payment when due of any amount owing under the Agreement or hereunder in respect of the Loans made by the Lender.

This Note is one of the Notes referred to in the Construction Loan Agreement dated as of September 29, 2006 (as modified, supplemented, extended and in effect from time to time, the "**Agreement**") between Borrower, the lenders party thereto (including the Lender) and Eurohypo AG, New York Branch, as Administrative Agent, and evidences Loans made by the Lender thereunder. Terms used but not defined in this Note have the respective meanings assigned to them in the Agreement.

The Agreement provides for the acceleration of the maturity of this Note upon the occurrence of certain events and for prepayments of Loans upon the terms and conditions specified therein.

Except as expressly permitted by Section 12.24 of the Agreement, this Note may not be assigned by the Lender to any other Person.

This Note shall be governed by, and construed in accordance with, the law of the State of California without regard to conflicts of laws principles.

MAGUIRE PROPERTIES-3161 MICHELSON, LLC, a Delaware limited liability company

By: _____
Name: _____
Title: _____

MAGUIRE PROPERTIES-PARK PLACE PS2, LLC, a Delaware limited liability company

By: _____
Name: _____
Title: _____

MAGUIRE PROPERTIES-PARK PLACE PS5, LLC, a Delaware limited liability company

By: _____
Name: _____
Title: _____